EXHIBIT 99.1

Himax Technologies, Inc. to Hold Annual General Meeting on August 27, 2015

TAINAN, Taiwan, July 8, 2015 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that the Company will hold its annual general meeting in Taiwan on August 27, 2015.

Details of the Annual General Meeting are below:

TIME and DATE:	TAIWAN 9:30 a.m., August 27, 2015
LOCATION:	HIMAX HEADQUARTERS - TAINAN CITY, TAIWAN

Shareholders will vote to adopt the Company's 2014 Audited Accounts and Financial Reports, re-elect Mr. Yuan-Chuan Horng as an Independent director of the Company and transact any other business brought before the 2015 AGM. A copy of the Company's proxy statement has been filed with the SEC.

Additionally, a copy of Himax Technologies 2014 Annual report has been posted on the Himax Website for download. The Annual Report can be accessed at the following link: http://www.himax.com.tw/ch/investor/ir-Financial-Information.asp.

For additional information and travel arrangements, please contact Company or investor relations representatives listed below.

Company Contact:	In the U.S.:
Penny Lin, IR Manager	Adam Holdsworth, Managing Director
Tel: +886-2-2370-3999 Ext.22320	Tel: +1-646-862-4607
Email: penny_lin@himax.com.tw	Email: adamh@pcgadvisory.com

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,700 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,650 patents granted and 648 patents pending approval worldwide as of June 30, 2015. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2014 filed with the SEC, as may be amended.

CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Nadiya Chen, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext. 22513
         Fax: +886-2-2314-0877
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         PCG Advisory Group, LLC
         Adam Holdsworth, Managing Director
         Tel: +1-646-862-4607
         Email: adamh@pcgadvisory.com
         www.pcgadvisory.com